CHANGES IN MEMBERS' EQUITY

	31-Dec-21	31-Dec-22
Starting Equity	615,906	545,337
Net Income (Loss)	1,431	(5,386)
Distributions to Members		
Ryan Miner [Salary]	(36,000)	(38,370)
Madeline [Salary]	(36,000)	(38,370)
Ending Equity	545,337	463,211

Ryan Miner

Ryan Miner / Managing Partner / CFO
4/28/2023